KW 3/9/14

[redacted]

14046528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anders Raaum (847) 850-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert, LLP
(Name – *if individual, state last, first, middle name*)

21 South Evergreen Ave., Suite 240 (Address) Arlington Heights (City), IL (State) 60005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/14

OATH OR AFFIRMATION

I, Anders Raaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2017

Anders Raaum
Signature

President and Chief Executive Officer
Title

Joyce M. Weller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT LLP

FED Mutual Financial Services, Inc.

Financial Statements for the

Year Ended December 31, 2013

FED Mutual Financial Services, Inc.

Year Ended December 31, 2013

Contents

JOHNSON LAMBERT LLP

Independent Auditor's Report

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial StatementS

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such informtion directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Johnson Lambert LLP

Arlington Heights, Illinois
February 21, 2014

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 24,505
Investment - common stock	11,940
Accounts receivable - related party	1,866
Total Assets	$ 38,311

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable - related party	$ 1,500
Accrued expenses - related party	135
Accrued expenses	4,667
Deferred tax liability	2,937
Total Liabilities	9,239
Stockholder's Equity	
Common stock, no par value; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	483,196
Accumulated deficit	(455,124)
Total Stockholder's Equity	29,072
Total Liabilities and Stockholder's Equity	$ 38,311

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2013

Income	
Commissions	$ 1,115
Miscellaneous income	212
Interest income	8
Unrealized gain on investment - Common stock	4,443
Total Income	5,778
Expenses	
Commissions	1,115
General and administrative expenses	13,000
Regulatory and filing fees	6,272
Total Expenses	20,387
Loss before Income Tax Benefit	(14,609)
Federal Income Tax Benefit	(4,968)
Net Loss	$ (9,641)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2013	$ 1,000	$ 483,196	$ (445,483)	$ 38,713
Net loss	-	-	(9,641)	(9,641)
Balance, December 31, 2013	$ 1,000	$ 483,196	$ (455,124)	$ 29,072

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Cash Flows from Operating Acitvities	
Net loss	$ (9,641)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in	
Accounts receivable - related party	(111)
Unrealized gain on investment - common stock	(4,443)
Accrued expense - related party	(25)
Deferred tax liability	1,511
Net Cash Used in Operating Activities	(12,709)
Net Decrease in Cash	(12,709)
Cash, Beginning of Year	37,214
Cash, End of Year	$ 24,505

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) (Federal Life). The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue is recorded when earned. Commissions are earned and related expenses are recorded when premiums are received on the underlying policy.

Related Party Transactions

All of the Company's commission income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company recorded $6,000 in 2013 to reimburse Federal Life for these expenses.

If expenses were incurred as a stand alone entity they would differ from the allocated amount.

Note 1 - Organization and Summary of Significant Accounting Policies

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2013, the Company had a deferred tax liability of $2,937 related to the unrealized gain on investment - common stock. For the year ended December 31, 2013, the Company's federal income tax benefit was comprised of $6,478 of current income tax benefit and $1,511 of deferred income tax expense. There are no reconciling differences between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax benefit shown on the accompanying statement of operations.

The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statement of operations. No interest or penalties were recognized in 2013.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company believes that its federal income tax filing position and deductions will be sustained and does not anticipate an adjustment that will result in a material change to its financial position. Therefore, no reserves for uncertain federal income tax positions have been recorded. Tax years 2010 through 2012 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 21, 2014, the date the financial statements were available to be issued, and has not noted any events or transactions requiring recognition or disclosure.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2013, the Company had net capital of $28,352, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.22 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Note 3 – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cased, for disclosure purposed, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2012. As required by ASC 820, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3
Common stock	$ 11,940	$ -	$ -

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1

Year Ended December 31, 2013

Aggregate Indebtedness	
Accounts payable - Related party	$ 1,500
Accrued expenses - Related party	135
Accrued expenses	4,667
	6,302
Net Capital	
Common stock	1,000
Additional paid-in capital	483,196
Accumulated deficit	(455,124)
	29,072
Add	
Deferred tax liability	2,937
Less	
Accounts receivable - related party	(1,866)
15% haircut on investment - Common stock	(1,791)
Net Capital	$ 28,352
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	23,352
Total Capital	$ 28,352
Ratio of Aggregate Indebtedness to Net Capital	.22 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2013

The Company is exempt under paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission rule from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditor's report regarding supplemental information.

JOHNSON LAMBERT LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

In planning and performing our audit of the financial statements of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert LLP

Arlington Heights, Illinois
February 21, 2014